Exhibit 12.1

Computation of Ratio of Income to Fixed charges

(in thousands)

	For the Years Ended December 31,
	2012	2013	2014	2015	2016
Earnings:
Income (loss) before income taxes and effects of changes in accounting principles	$(87,683)	$(8,272)	$(1,603)	$12,386	$37,586
Less: net income from non-controlling interests	2,552	1,205	329	—	—
Plus: fixed charges	9,266	9,330	18,148	28,277	26,239
Plus: amortization of previously capitalized interest	913	2,455	4,622	11,041	20,766
Less: capitalized interest	1,263	6,466	12,302	19,168	22,478
Earnings	$(81,319)	$(4,158)	$8,536	$32,536	$62,113
Fixed charges:
Interest expensed and capitalized	$6,658	$7,769	$16,078	$25,590	$23,258
Amortization of discount and debt issue costs	2,578	1,527	2,029	2,617	2,887
Interest portion of rental expense	30	34	41	70	94
Fixed charges	$9,266	$9,330	$18,148	$28,277	$26,239
Ratio of earnings to fixed charges	N/A	N/A	0.47	1.15	2.37
Excess (deficiency) amount	$(90,585)	$(13,488)	$(9,612)	$4,259	$35,874